BNB Plus Corp.
50 Health Sciences Drive
Stony Brook, New York 11790

December 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	BNB Plus Corp.
Registration Statement on Form S-1
Filed October 30, 2025, as amended
File No. 333-291156

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BNB Plus Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-291156) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective on Monday, December 29, 2025 at 5:00 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Todd Kornfeld, Esq. of McDermott Will & Schulte LLP at (212) 547-5890.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

BNB PLUS CORP.

By:	/s/ Clay Shorrock
	Name:	Clay Shorrock
	Title:	Chief Executive Officer

cc: Todd Kornfeld, McDermott Will & Schulte LLP